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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         THE HAIN CELESTIAL GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                                $0.01 par value
                         (Title of Class of Securities)

                            -----------------------

                                    4052191
                                 (CUSIP Number)

                               H.J. HEINZ COMPANY
                       (Name of Persons Filing Statement)

                                   Ted Bobby
                         Vice President - Legal Affairs
                               H.J. Heinz Company
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                             Tel. No. 412-456-6102

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 19, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                   Page 1 of 5

                                  SCHEDULE 13D

CUSIP No. 4052191                                              Page 2 of 5 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             H.J. Heinz Company
             25-0542520

-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
              WC

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
              PA

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                                        7      SOLE VOTING POWER

                                               -0-
                                     ------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 6,090,351
                  WITH               ------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                     ------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               6,090,351
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,090,351
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
             CERTAIN SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.5%
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    14       TYPE OF REPORTING PERSON*

             CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

CUSIP No. 4052191                                              Page 3 of 5 Pages

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Boulder, Inc.
             03-0300842

-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             ID

-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                     ------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 6,090,351
                  WITH               ------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                     ------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               6,090,351
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,090,351

-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.5%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Statement on Schedule 13D (the "Schedule 13D") originally filed on October 6, 1999, by H.J. Heinz Company, a Pennsylvania corporation, and Boulder, Inc. (formerly Earth's Best, Inc.), an Idaho corporation, relating to the shares (the "Common Stock") of common stock, $0.01 par value per share, of The Hain Celestial Group, Inc. (formerly The Hain Food Group, Inc.) ("Hain" or the "Company").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 2. Identity and Background

     Item 2 is amended by amending and restating the first paragraph thereof:

          This Schedule 13D is being filed jointly on behalf of the following persons (together, the "Reporting Persons"): H. J. Heinz Company, a Pennsylvania corporation ("Heinz"), and Boulder, Inc. (formerly Earth's Best, Inc.), an Idaho corporation ("EB"), and a wholly owned subsidiary of Heinz.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is amended by adding the following paragraph immediately after the final paragraph thereof:

          Funds required to complete the acquisition contemplated by the Agreement and Cross Receipt described below were provided to EB by Heinz. The cash provided by Heinz was funded through internally generated funds.

Item 4. Purpose of Transaction.

     Item 4 is amended by adding the following paragraph immediately after the final paragraph thereof:

          On May 30, 2000, in connection with Hain's acquisition of Celestial Seasonings, Inc., Hain issued an additional 10,662,224 shares of Common Stock. On May 31, 2000, Hain provided EB with notice of EB's right under
     Section 5.01 of the Investor's Agreement to purchase up to 2,582,774 shares (the "Additional Shares") of Common Stock at the closing price for shares of Common Stock on the Nasdaq National Market on May 30, 2000 of $30.875 per share to maintain EB's initial ownership percentage following the issuance of shares of Common Stock by Hain upon the exercise of stock options, warrants and upon the conversion of outstanding convertible notes. Thereafter, EB notified Hain of the exercise of EB's right under
     Section 5.03 of the Investor's Agreement to purchase the Additional Shares in the public market. On June 19, 2000, EB and Hain entered into an Agreement and Cross Receipt (the "Agreement and Cross Receipt"). Pursuant to the Agreement and Cross Receipt, EB purchased the Additional Shares from Hain for a purchase price of $79,743,147.25.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating the first paragraph thereof:

          EB has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 6,090,351 shares of Common Stock. The Common Stock held by EB represents approximately 19.5% of the voting stock of Hain.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by adding the following language at the end thereof:

          Exhibit 5: Agreement and Cross Receipt

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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2000

                                      H.J. HEINZ COMPANY


                                      By: /s/ Edward J. McMeniman
                                         ---------------------------------------
                                         Name:  Edward J. McMeniman
                                         Title: VP - Finance Heinz North America


                                      BOULDER, INC.


                                      By: /s/ Kaye S. Woods
                                         ---------------------------------------
                                         Name:  Kaye S. Woods
                                         Title: Vice President


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